SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated July 24, 2008

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

Enclosures:

Nokia stock exchange release dated July 24, 2008: Nokia and Qualcomm enter into a new agreement

STOCK EXCHANGE RELEASE

July 24, 2008

Nokia Corporation

Stock exchange release

July 24, 2008 at 1:50

Nokia and Qualcomm enter into a new agreement

Companies agree to settle all litigation

Espoo, Finland and San Diego, USA - Nokia (NYSE: NOK) and Qualcomm (Nasdaq: QCOM) today announced that they have entered into a new agreement covering various standards including GSM, EDGE, CDMA, WCDMA, HSDPA, OFDM, WiMax, LTE and other technologies. The agreement will result in settlement of all litigation between the companies, including the withdrawal by Nokia of its complaint to the European Commission.

Under the terms of the new 15 year agreement, Nokia has been granted a license under all Qualcomm’s patents for use in Nokia’s mobile devices and Nokia Siemens Networks infrastructure equipment. Further, Nokia has agreed not to use any of its patents directly against Qualcomm, enabling Qualcomm to integrate Nokia’s technology into Qualcomm’s chipsets. The financial structure of the settlement includes an up-front payment and on-going royalties payable to Qualcomm. Nokia has agreed to assign ownership of a number of patents to Qualcomm, including patents declared as essential to WCDMA, GSM and OFDMA. The specific terms are confidential.

“We believe that this agreement is positive for the industry, enabling the market to benefit from innovation and new technologies,” said Olli-Pekka Kallasvuo, CEO of Nokia Corporation. “The positive financial impact of this agreement is within Nokia’s original expectations and fully reflects our leading intellectual property and market positions.”

“I’m very pleased that we have come to this important agreement.” said Paul Jacobs, CEO of Qualcomm. “The terms of the new license agreement, including the financial and other value provided to Qualcomm, reflect our strong intellectual property position across many current and future generation technologies. This agreement paves the way for enhanced opportunities between the companies in a number of areas.”

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. We make a wide range of mobile devices with services and software that enable people to experience music, navigation, video, television, imaging, games, business mobility and more. Developing and growing our offering of consumer Internet services, as well as our enterprise solutions and software, is a key area of focus. We also provide equipment, solutions and services for communications networks through Nokia Siemens Networks.

About Qualcomm

Qualcomm Incorporated (www.qualcomm.com) is a leader in developing and delivering innovative digital wireless communications products and services based on CDMA and other advanced technologies. Headquartered in San Diego, Calif., Qualcomm is included in the S&P 500 Index and is a 2008 FORTUNE 500® company traded on The Nasdaq Stock Market® under the ticker symbol QCOM.

Media and Investor Contacts:

Nokia

Nokia, Communications

Anne Eckert

Tel. + 85 269 716918

Nokia, North America

Communications

Laurie Armstrong

Tel. +1 914 368 0423

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

Investor Relations Europe, tel. +358 7180 34289

Investor Relations US, tel. +1 914 368 0555

Qualcomm

Christine Trimble, Corporate Communications

Phone:  1-858-845-5959

Email:  corpcomm@qualcomm.com

John Gilbert, Investor Relations

Phone:  1-858-658-4813

Email:  ir@qualcomm.com

Nokia Forward Looking Statements

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) competitiveness of our product, service and solutions portfolio; 2) the extent of the growth of the mobile communications industry and general economic conditions globally; 3) the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 4) our ability to successfully manage costs; 5) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 6) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 7) timely and successful commercialization of complex technologies as new advanced products, services and solutions; 8) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solution offerings; 9) our ability to protect numerous Nokia and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 10) Nokia Siemens Networks’ ability to achieve the expected benefits and synergies from its formation to the extent and within the time period anticipated and to successfully integrate its operations, personnel and supporting activities; 11) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 12) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens >carrier-related operations transferred to Nokia Siemens Networks; 13) occurrence of any actual or even alleged defects or other quality issues in our products, services and solutions; 14) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 15) inventory management risks resulting from shifts in market demand; 16) our ability to source sufficient amounts of fully functional components and sub-assemblies without interruption and at acceptable prices; 17) any disruption to information technology systems and networks that our operations rely on; 18) developments under large, multi-year contracts or in relation to major customers; 19) economic or political turmoil in emerging market countries where we do business; 20) our success in collaboration arrangements relating to development of technologies or new products, services and solutions; 21) the success, financial condition and performance of our collaboration partners, suppliers and customers; 22) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 23) the management of our customer financing exposure; 24) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 25) unfavorable outcome of litigations; 26) our ability to recruit, retain and develop appropriately skilled employees; 27) the impact of changes in government policies, laws or regulations; and 28) our ability to effectively and smoothly implement our new organizational structure; as well as the risk factors specified on pages 10-25 of Nokia’s annual report on Form 20-F for the year ended December 31, 2007 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Qualcomm Forward Looking Statements

Except for the historical information contained herein, this news release contains forward-looking statements that are subject to risks and uncertainties, including Qualcomm’s ability to successfully design and have manufactured significant quantities of CDMA components on a timely and profitable basis, the extent and speed to which CDMA is deployed, change in economic conditions of the various markets the Company serves, as well as the other risks detailed from time to time in the Company’s SEC reports, including the report on Form 10-K for the year ended September 30, 2007, and most recent Form 10-Q.

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2008	Nokia Corporation

By:	/s/ Kaarina Ståhlberg
	Name:	Kaarina Ståhlberg
	Title:	Assistant General Counsel